Exhibit 99.1

7315 Wisconsin Avenue, Suite 1100 West, Bethesda, MD 20814
T: (240) 507-1300, F: (240) 396-5626
www.pebblebrookhotels.com
News Release

Pebblebrook Hotel Trust Reports Second Quarter 2018 Results

Bethesda, MD, July 25, 2018 -- Pebblebrook Hotel Trust (NYSE: PEB) (the “Company”) today reported results for the second quarter ended June 30, 2018. The Company’s results include the following:

	Second Quarter		Six Months Ended June 30,
	2018	2017	2018	2017
	($ in millions except per share and RevPAR data)

Net income (loss)	$58.3	$43.7	$82.8	$57.8

Same-Property RevPAR(1)	$223.81	$218.19	$209.57	$206.93
Same-Property RevPAR growth rate	2.6%		1.3%

Same-Property Total RevPAR(1)	$325.39	$315.48	$307.05	$299.67
Same-Property Total RevPAR growth rate	3.1%		2.5%

Same-Property EBITDA(1)	$74.8	$71.6	$130.4	$126.0
Same-Property EBITDA growth rate	4.5%		3.5%
Same-Property EBITDA Margin(1)	36.2%	35.8%	33.7%	33.4%

Adjusted EBITDAre(1)	$72.8	$67.2	$132.1	$116.2
Adjusted EBITDAre growth rate	8.4%		13.7%

Adjusted FFO(1)	$56.0	$52.1	$102.2	$90.9
Adjusted FFO per diluted share(1)	$0.81	$0.75	$1.47	$1.28
Adjusted FFO per diluted share growth rate	8.0%		14.8%

(1) See tables later in this press release for a description of same-property information and reconciliations from net income (loss) to non-GAAP financial measures, including Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), EBITDA for Real Estate (“EBITDAre”), Adjusted EBITDAre, Funds from Operations ("FFO"), FFO per share, Adjusted FFO and Adjusted FFO per share.

For the details as to which hotels are included in Same-Property Revenue Per Available Room (“RevPAR”), Same-Property Total Revenue Per Available Room (“Total RevPAR”), Average Daily Rate (“ADR”), Occupancy, Revenues, Expenses, EBITDA and EBITDA Margins appearing in the table above and elsewhere in this press release, refer to the Same-Property Inclusion Reference Table later in this press release.

“During the second quarter, our portfolio generated healthy year over year growth in operational results which exceeded our expectations,” said Jon E. Bortz, Chairman, President and Chief Executive Officer of Pebblebrook Hotel Trust. “Overall, demand accelerated in the second quarter from the first quarter, driven by improvements in business travel demand, both group and transient, and inbound international travel that has reversed and is now growing. Elevated group spend that we experienced in the first quarter continued throughout the second quarter. Leisure remains strong, and non-room revenues continued to increase above our expectations. This enabled us to beat our second quarter outlook for Same-Property EBITDA, Adjusted EBITDAre and Adjusted FFO per diluted share. We expect that the encouraging travel demand trends we’ve been experiencing will continue into the second half of the year as short-term group and transient booking trends are very positive.”

Second Quarter Highlights

▪	Net income: The Company’s net income was $58.3 million in the second quarter of 2018, increasing $14.6 million as compared to the same period of 2017.

▪
Same-Property RevPAR and Same-Property Total RevPAR: Same-Property RevPAR for the quarter increased 2.6 percent versus 2017 to $223.81. Same-Property ADR climbed 1.5 percent over the prior year to $254.81. Same-Property Occupancy grew 1.1 percent to 87.8 percent. Same-Property Total RevPAR increased 3.1 percent over the same period of 2017 to $325.39.

▪
Same-Property EBITDA: The Company’s hotels generated $74.8 million of Same-Property EBITDA for the quarter ended June 30, 2018, increasing 4.5 percent over the same period of 2017. Same-Property Revenues grew 3.2 percent, while Same-Property Expenses were held to an increase of only 2.4 percent. Same-Property EBITDA Margin increased 47 basis points to 36.2 percent for the second quarter of 2018, as compared to the same period last year.

▪
Adjusted EBITDAre: The Company’s Adjusted EBITDAre grew to $72.8 million from $67.2 million in the prior year period, an increase of 8.4 percent. Adjusted EBITDAre includes $1.9 million of business interruption income related to lost EBITDA incurred and forecasted in 2018 at LaPlaya Beach Resort & Club (“LaPlaya”) and $2.4 million of dividend income received from the Company’s investment in liquid marketable securities, $3.1 million of which was not included in the Company’s second quarter outlook. Beginning this quarter, the Company is reporting and forecasting Adjusted EBITDAre. Adjusted EBITDAre is the same as the previously reported and forecasted Adjusted EBITDA.

▪	Adjusted FFO: The Company’s Adjusted FFO increased 7.4 percent to $56.0 million from $52.1 million in the prior year period.

▪
Dividends: On June 15, 2018, the Company declared a regular quarterly cash dividend of $0.38 per share on its common shares, a regular quarterly cash dividend of $0.40625 per share on its 6.50% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest and a regular quarterly cash dividend of $0.39844 per share on its 6.375% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest.

“Our hotels performed very well throughout the second quarter and took advantage of improving business demand fundamentals, driving solid results across our portfolio,” noted Mr. Bortz. “San Francisco was our strongest market in the second quarter, with RevPAR climbing 15.5 percent, largely attributed to a more active convention calendar at the Moscone Convention Center, the favorable ramp-up of Hotel Zoe Fisherman’s Wharf, which was redeveloped and transformed last year, and our newfound ability to drive ADR growth with increased compression in the San Francisco market. In the second quarter, Same-Property RevPAR for our portfolio grew 2.6 percent, at the upper end of our guidance of plus 1.0 percent to 3.0 percent. Same-Property Total Revenue rose 3.2 percent, a direct result of our efforts to enhance the hotel experience for our guests through enriched amenities and additional value created in our reconcepted food and beverage outlets and public areas. These non-room revenues increased by 4.4 percent in the quarter. Our asset managers and operational teams were able to limit Same-Property Expense growth to 2.4 percent by relentlessly implementing our best practices and successfully achieving further efficiencies. As a result, Same-Property EBITDA increased 4.5 percent, which was $1.4 million above the upper end of our guidance.”

Update on Impact from Hurricane Irma on LaPlaya Beach Resort & Club

During the second quarter of 2018, the Company executed a finalized settlement agreement with its insurance carriers providing for $20.5 million of insurance proceeds for the remediation and repair work for damages caused by Hurricane Irma in September of 2017. This settlement includes $1.9 million of 2018 business interruption income which was also recorded as business interruption proceeds in the second quarter of 2018 and was not previously included in the Company’s 2018 outlook. The Company is confident that the resort will be fully restored by the conclusion of the construction and go-back work later this year.

Capital Reinvestments

In the second quarter, the Company completed $17.1 million of capital investments throughout its portfolio. In June, the Company substantially completed its $8.5 million investment in the redevelopment of Hotel Zephyr Fisherman’s Wharf’s Zephyr Walk. The approximately 46,000 square feet of street-level retail space has been significantly upgraded and enhanced, and the Company will continue its re-leasing efforts throughout the year. During the remainder of 2018, the Company will execute additional renovations at a number of properties that will improve performance in future years, including:

•
Mondrian Los Angeles (estimated at $18.0 million), which will undergo a renovation of the guestrooms and guest bathrooms, as well as our legendary Skybar, beginning in the fourth quarter of this year, with an expected completion date in the first quarter of 2019;

•	W Hotel Boston (estimated at $10.0 million), which will undergo a guestroom renovation beginning in the fourth quarter of 2018, with an expected completion date in the first quarter of 2019;

•
Sir Francis Drake (estimated at $9.0 million), which includes a lobby and an expanded guestroom refresh, featuring guest bathroom tub to shower conversions, beginning in the third quarter of this year, to be completed at the end of 2018; and

•
Hotel Zelos San Francisco (estimated at $6.0 million), which involves a guestroom refresh and an expanded guest bathroom renovation to be completed by the end of 2018, which will build on the success of the previously transformed lobby, guestroom corridors and the award-winning Dirty Habit, all of which were completed in 2014.

Year-to-Date Highlights

▪	Net Income: The Company’s net income was $82.8 million for the six months ended June 30, 2018, an increase of $25.1 million over the same period of 2017.

▪
Same-Property RevPAR and Same-Property Total Revenue per Available Room: Same-Property RevPAR for the six months ended June 30, 2018 increased 1.3 percent over the same period of 2017 to $209.57. Year-to-date Same-Property ADR rose 1.1 percent from the comparable period of 2017 to $249.90, and year-to-date Same-Property Occupancy increased 0.2 percent to 83.9 percent. Same-Property Total Revenue per Available Room grew 2.5 percent over the same period of 2017.

▪
Same-Property EBITDA: The Company’s hotels generated $130.4 million of Same-Property EBITDA for the six months ended June 30, 2018, up 3.5 percent compared to the same period of 2017. Same-Property Revenues climbed 2.6 percent, while Same-Property Expenses rose just 2.2 percent. As a result, Same-Property EBITDA Margin for the six months ended June 30, 2018 increased 28 basis points to 33.7 percent as compared to the same period last year.

▪	Adjusted EBITDAre: The Company’s Adjusted EBITDAre increased 13.7 percent, or $15.9 million, to $132.1 million from $116.2 million in the prior-year period.

▪
Adjusted FFO: The Company’s Adjusted FFO grew 12.5 percent to $102.2 million from $90.9 million in the prior year period. The Company’s Adjusted FFO per diluted share increased 14.8 percent to $1.47 compared with the same period of 2017.

Capital Markets and Balance Sheet

As of June 30, 2018, the Company had $1.2 billion in consolidated debt at an effective weighted-average interest rate of 3.5 percent. The Company had $675.0 million outstanding in the form of unsecured term loans and $383.0 million outstanding on its $450.0 million senior unsecured revolving credit facility. As of June 30, 2018, the Company had $25.5 million of consolidated cash, cash equivalents and restricted cash.

During the quarter, the Company increased its strategic purchases in LaSalle Hotel Properties (NYSE: LHO) (“LaSalle”) and now holds an ownership position of approximately 9.8 percent of the outstanding common shares of LaSalle, comprising approximately $349.8 million of invested capital. As of June 30, 2018, excluding the dividend income and associated debt related to the ownership of the LaSalle shares, the Company’s fixed charge coverage ratio was 4.2 times and total net debt to trailing 12-month corporate EBITDA was 3.4 times.

Proposed Combination with LaSalle Hotel Properties

On June 11, 2018, the Company issued an offer letter to LaSalle’s board, in which the Company submitted a merger proposal for a strategic combination with LaSalle, based on a fixed exchange ratio of 0.92 common share of the Company (“Pebblebrook common shares”) for each LaSalle common share. The Company’s offer provides LaSalle’s common shareholders with the option for each share to elect to receive a fixed price of $37.80 per LaSalle share in cash instead of Pebblebrook common shares, subject to a cap of 20% of LaSalle shares receiving cash in total and customary pro ration if the number of LaSalle holders electing to receive cash instead of stock is oversubscribed. This offer remains outstanding and was resubmitted to LaSalle’s board in a separate letter on July 20, 2018, and the Company is prepared to move forward with it immediately. On July 10, 2018, the Company filed a preliminary proxy statement to urge LaSalle’s shareholders to vote with the Company against the proposed Blackstone take-under offer of $33.50 per share.

The Company remains convinced that a merger with LaSalle presents the most compelling strategic opportunity for the shareholders of both the Company and LaSalle, and the Company’s Board of Trustees unanimously supports a combination with LaSalle.

2018 Outlook

The Company has updated its 2018 outlook to reflect the second quarter Same-Property EBITDA outperformance of $1.4 million and the overall strengthening in economic activity and accelerating improvements in group and transient travel demand expected for the remainder of 2018 for an additional $1.4 million. Partly offsetting the increased outlook for portfolio Same-Property EBITDA is the increased short-term disruption from the recently expanded renovation scopes at Sir Francis Drake and Hotel Zelos San Francisco during the third and fourth quarters of 2018 which are expected to reduce Same-Property EBITDA by $2.8 million, resulting in no change to the upper end of the Company’s 2018 Same-Property EBITDA outlook and a $1.5 million increase to the lower end of the 2018 Same-Property EBITDA outlook.

The Company’s updated 2018 outlook also reflects an additional $4.2 million of interest expense related to the net 5.4 million additional LaSalle common shares purchased during the second quarter and $1.2 million of reduced dividend income compared to the prior outlook due to the elimination of the third and fourth quarter common dividends on the LaSalle shares as agreed by LaSalle’s board pursuant to the merger agreement entered into with Blackstone. On a combined basis, the increased interest expense and reduced dividend income relating to the strategic acquisition of the LaSalle common shares will reduce Adjusted FFO by $5.4 million, or $0.08 per diluted share, versus the Company’s prior outlook. The Company’s unrealized gain on investment in LaSalle common shares as of June 30, 2018 was $20.2 million, which is not reflected in the Company’s 2018 Adjusted EBITDAre or Adjusted FFO.

The Company’s strategic investment in LaSalle has significantly impacted its 2018 outlook. Had the Company not made the strategic investment in LaSalle, on a full-year basis, the Company’s 2018 Adjusted EBITDAre would be $5.2 million lower, but the Company’s Adjusted FFO and Adjusted FFO per diluted share would be $7.0 million, and $0.10 higher, respectively.

The Company’s 2018 outlook, which assumes no additional acquisitions or dispositions, reflects the Company’s various planned capital investment projects and includes other significant assumptions, is as follows:

	2018 Outlook as of July 25, 2018		Variance to Prior Outlook as of April 26, 2018
	Low	High	Low	High
	($ and shares/units in millions, except per share and RevPAR data)

Net income	$112.2	$119.2	$27.8	$26.3

Adjusted EBITDAre	$241.7	$248.7	$3.7	$2.2
Adjusted EBITDAre growth rate	3.7%	6.7%	1.6%	0.9%

Adjusted FFO	$177.5	$184.5	($0.5)	($2.0)
Adjusted FFO per diluted share	$2.56	$2.66	—	($0.03)
Adjusted FFO per diluted share growth rate	(0.4%)	3.5%	—	(1.2%)

This 2018 outlook is based, in part, on the following estimates and assumptions:

U.S. GDP growth rate	2.50%	2.75%	—	—
U.S. Hotel Industry RevPAR growth rate	2.5%	3.5%	1.5%	0.5%
Urban Markets RevPAR growth rate	2.0%	3.0%	3.0%	2.0%

Same-Property RevPAR	$208	$211	—	—
Same-Property RevPAR growth rate	0.0%	1.5%	—	—

Same-Property EBITDA	$251.6	$258.6	$1.5	—
Same-Property EBITDA growth rate	(1.2%)	1.6%	0.5%	—
Same-Property EBITDA Margin	33.1%	33.6%	—	—
Same-Property EBITDA Margin growth rate	(75 bps)	(25 bps)	—	—

Corporate cash general and administrative expenses	$18.2	$18.2	($0.8)	($0.8)
Corporate non-cash general and administrative expenses	$6.5	$6.5	($0.4)	($0.4)

Total capital investments related to renovations, capital maintenance and return on investment projects	$60.0	$70.0	$5.0	$5.0

Weighted-average fully diluted shares and units	69.4	69.4	—	—

The Company’s outlook for the third quarter of 2018 is as follows:

	Third Quarter 2018 Outlook
	Low	High
	($ and shares/units in millions, except per share and RevPAR data)
Net income	$24.4	$27.4

Same-Property RevPAR	$230	$234
Same-Property RevPAR growth rate	0.0%	2.0%

Same-Property EBITDA	$72.7	$75.7
Same-Property EBITDA growth rate	(2.6%)	1.4%
Same-Property EBITDA Margin	37.0%	37.5%
Same-Property EBITDA Margin growth rate	(75 bps)	(25 bps)

Adjusted EBITDAre	$64.6	$67.6
Adjusted EBITDAre growth rate	(7.8%)	(3.5%)

Adjusted FFO	$46.8	$49.8
Adjusted FFO per diluted share	$0.67	$0.72
Adjusted FFO per diluted share growth rate	(16.3%)	(10.0%)

Weighted-average fully diluted shares and units	69.4	69.4

The Company’s estimates and assumptions, including the Company’s outlook for 2018 and the third quarter 2018 for Same-Property RevPAR, Same-Property RevPAR growth rate, Same-Property EBITDA, Same-Property EBITDA growth rate, Same-Property EBITDA Margin and Same-Property EBITDA Margin growth rate include the hotels owned as of June 30, 2018, as if they had been owned by the Company for all of 2017 and 2018, except for LaPlaya, which is not included in the third or fourth quarters. The Company’s 2018 outlook assumes no additional acquisitions or dispositions beyond the hotels the Company owned as of June 30, 2018.

If any of the foregoing estimates and assumptions prove to be inaccurate, actual results, including the outlook, may vary, and could vary significantly, from the amounts shown above.

Second Quarter 2018 Earnings Call

The Company will conduct its quarterly analyst and investor conference call on Thursday, July 26, 2018 at 10:00 AM ET. To participate in the conference call, please dial (877) 705-6003 approximately ten minutes before the call begins. Additionally, a live webcast of the conference call will be available through the Company’s website. To access the webcast, log on to www.pebblebrookhotels.com ten minutes prior to the conference call. A replay of the conference call webcast will be archived and available online through the Investor Relations section of www.pebblebrookhotels.com.

About Pebblebrook Hotel Trust

Pebblebrook Hotel Trust is a publicly traded real estate investment trust (“REIT”) organized to opportunistically acquire and invest primarily in upper upscale, full-service hotels located in urban markets in major gateway cities. The Company owns 28 hotels, with a total of 6,973 guest rooms. The Company owns hotels located in 9 states and the District of Columbia, including: Los Angeles, California (Beverly

Hills, Santa Monica and West Hollywood); San Diego, California; San Francisco, California; Washington, DC; Coral Gables, Florida; Naples, Florida; Buckhead, Georgia; Boston, Massachusetts; Minneapolis, Minnesota; Portland, Oregon; Philadelphia, Pennsylvania; Nashville, Tennessee; Columbia River Gorge, Washington; and Seattle, Washington. For more information, please visit us at www.pebblebrookhotels.com and follow us on Twitter at @PebblebrookPEB.

For further information about the Company’s business and financial results, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of the Company’s SEC filings, including, but not limited to, its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, copies of which may be obtained at the Investor Relations section of the Company’s website at www.pebblebrookhotels.com.

All information in this press release is as of July 25, 2018. The Company undertakes no duty to update the statements in this press release to conform the statements to actual results or changes in the Company’s expectations.

Additional Information
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Pebblebrook has made for a business combination transaction with LaSalle. In furtherance of this proposal and subject to future developments, Pebblebrook (and, if a negotiated transaction is agreed, LaSalle) may file one or more registration statements, proxy statements, tender or exchange offer statements, prospectuses or other documents with the United States Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer statement, prospectus or other document Pebblebrook or LaSalle may file with the SEC in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF PEBBLEBROOK AND LASALLE ARE URGED TO READ ANY SUCH PROXY STATEMENT, REGISTRATION STATEMENT, TENDER OR EXCHANGE OFFER STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Any definitive proxy statement or prospectus (if and when available) will be delivered to shareholders of LaSalle or Pebblebrook, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Pebblebrook through the website maintained by the SEC at http://www.sec.gov.
Pebblebrook or LaSalle and their respective trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pebblebrook’s executive officers and trustees in Pebblebrook’s definitive proxy statement filed with the SEC on April 27, 2018. You can find information about LaSalle’s executive officers and trustees in LaSalle’s definitive proxy statement filed with the SEC on March 22, 2018. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding Pebblebrook’s offer to acquire LaSalle, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. Other examples of forward-looking statements include the following: projections and forecasts of U.S. GDP growth, U.S. hotel industry RevPAR growth, the Company’s net income, FFO, EBITDA, EBITDAre, Adjusted FFO, Adjusted EBITDAre, RevPAR, EBITDA Margin and EBITDA Margin growth, and the Company’s expenses, share count or other financial items; descriptions of the Company’s plans or objectives for future operations, acquisitions or services; forecasts of the Company’s future economic performance and its share of future markets; forecasts of hotel industry performance; and descriptions of assumptions underlying or relating to any of the foregoing expectations including assumptions regarding the timing of their occurrence. These forward-looking statements are subject to various risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Pebblebrook’s most recent annual or quarterly report filed with the SEC and assumptions, risks and uncertainties relating to the proposed transaction, as detailed from time to time in Pebblebrook’s and LaSalle’s filings with the SEC, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Pebblebrook may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of any possible transaction between Pebblebrook and LaSalle, including the possibilities that LaSalle will reject a transaction with Pebblebrook, (ii) the ultimate outcome and results of integrating the operations of Pebblebrook and LaSalle if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including the necessary shareholder approvals, and (iv) the risks and uncertainties detailed by LaSalle with respect to its business as described in its reports and documents filed with the SEC.  All forward-looking statements attributable to Pebblebrook or any person acting on Pebblebrook’s behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Pebblebrook undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

###

Contacts:

Raymond D. Martz, Chief Financial Officer, Pebblebrook Hotel Trust - (240) 507-1330
For additional information or to receive press releases via email, please visit our website at
www.pebblebrookhotels.com

Pebblebrook Hotel Trust
Consolidated Balance Sheets
($ in thousands, except for per share data)

	June 30, 2018	December 31, 2017
	(Unaudited)
ASSETS
Assets:
Investment in hotel properties, net	$2,439,140	$2,456,450
Investment in marketable securities	369,999	—
Ground lease asset, net	28,742	29,037
Cash and cash equivalents	17,253	25,410
Restricted cash	8,263	7,123
Hotel receivables (net of allowance for doubtful accounts of $211 and $245, respectively)	34,971	29,206
Prepaid expenses and other assets	55,762	43,642
Total assets	$2,954,130	$2,590,868

LIABILITIES AND EQUITY

Liabilities:
Unsecured revolving credit facilities	$383,000	$45,000
Term loans, net of unamortized deferred financing costs	670,888	670,406
Senior unsecured notes, net of unamortized deferred financing costs	99,422	99,374
Mortgage debt, net of unamortized deferred financing costs	69,304	70,457
Accounts payable and accrued expenses	138,750	141,290
Deferred revenues	26,433	26,919
Accrued interest	2,270	2,073
Distribution payable	31,429	31,823
Total liabilities	1,421,496	1,087,342
Commitments and contingencies

Equity:
Preferred shares of beneficial interest, $0.01 par value (liquidation preference $250,000 at June 30, 2018 and at December 31, 2017), 100,000,000 shares authorized; 10,000,000 shares issued and outstanding at June 30, 2018 and December 31, 2017	100	100
Common shares of beneficial interest, $0.01 par value, 500,000,000 shares authorized; 68,912,185 issued and outstanding at June 30, 2018 and 68,812,575 issued and outstanding at December 31, 2017	689	688
Additional paid-in capital	1,684,638	1,685,437
Accumulated other comprehensive income (loss)	11,527	3,689
Distributions in excess of retained earnings	(169,600)	(191,013)
Total shareholders' equity	1,527,354	1,498,901
Non-controlling interests	5,280	4,625
Total equity	1,532,634	1,503,526
Total liabilities and equity	$2,954,130	$2,590,868

Pebblebrook Hotel Trust
Consolidated Statements of Operations
($ in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Revenues:
Room	$142,018	$142,522	$264,489	$268,092
Food and beverage	49,210	48,387	93,778	92,019
Other operating	15,273	14,808	29,289	27,784
Total revenues	$206,501	$205,717	$387,556	$387,895

Expenses:
Hotel operating expenses:
Room	$33,157	$34,640	$64,865	$67,623
Food and beverage	32,328	32,202	62,924	61,490
Other direct and indirect	54,523	54,281	106,362	106,449
Total hotel operating expenses	120,008	121,123	234,151	235,562
Depreciation and amortization	24,562	25,950	49,464	52,246
Real estate taxes, personal property taxes, property insurance, and ground rent	12,488	12,038	24,603	25,750
General and administrative	8,569	6,427	11,179	12,578
Impairment and other losses	583	—	1,378	1,049
Gain on insurance settlement	(8,190)	—	(13,088)	—
Total operating expenses	158,020	165,538	307,687	327,185
Operating income (loss)	48,481	40,179	79,869	60,710
Interest income	59	96	122	96
Interest expense	(10,816)	(9,705)	(20,627)	(19,046)
Other	22,909	(64)	25,356	—
Gain on sale of hotel properties	—	14,587	—	14,587
Income (loss) before income taxes	60,633	45,093	84,720	56,347
Income tax (expense) benefit	(2,338)	(1,423)	(1,909)	1,412
Net income (loss)	58,295	43,670	82,811	57,759
Net income (loss) attributable to non-controlling interests	192	158	299	213
Net income (loss) attributable to the Company	58,103	43,512	82,512	57,546
Distributions to preferred shareholders	(4,024)	(4,024)	(8,047)	(8,047)
Net income (loss) attributable to common shareholders	$54,079	$39,488	$74,465	$49,499

Net income (loss) per share available to common shareholders, basic	$0.78	$0.57	$1.08	$0.70
Net income (loss) per share available to common shareholders, diluted	$0.78	$0.57	$1.07	$0.70

Weighted-average number of common shares, basic	68,912,185	69,168,788	68,894,413	70,383,149
Weighted-average number of common shares, diluted	69,204,571	69,468,354	69,227,098	70,706,802

Pebblebrook Hotel Trust
Reconciliation of Net Income (Loss) to FFO and Adjusted FFO
($ in thousands, except per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Net income (loss)	$58,295	$43,670	$82,811	$57,759
Adjustments:
Depreciation and amortization	24,510	25,892	49,359	52,129
Gain on sale of hotel properties	—	(14,587)	—	(14,587)
Impairment loss	—	—	—	1,049
FFO	$82,805	$54,975	$132,170	$96,350
Distribution to preferred shareholders	(4,024)	(4,024)	(8,047)	(8,047)
FFO available to common share and unit holders	$78,781	$50,951	$124,123	$88,303
Hotel acquisition and disposition costs	1,979	(18)	2,357	57
Non-cash ground rent	604	733	1,207	1,467
Management/franchise contract transition costs	(4)	—	48	85
Interest expense adjustment for acquired liabilities	219	15	518	195
Capital lease adjustment	142	138	284	274
Non-cash amortization of acquired intangibles	135	240	276	482
Estimated hurricane related repairs and cleanup costs	583	—	1,378	—
Gain on insurance settlement	(8,190)	—	(13,088)	—
Business interruption proceeds	1,888	—	5,269	—
Unrealized gain on investment	(20,179)	—	(20,179)	—
Other	—	64	—	—
Adjusted FFO available to common share and unit holders	$55,958	$52,123	$102,193	$90,863

FFO per common share - basic	$1.14	$0.73	$1.80	$1.25
FFO per common share - diluted	$1.13	$0.73	$1.79	$1.24
Adjusted FFO per common share - basic	$0.81	$0.75	$1.48	$1.29
Adjusted FFO per common share - diluted	$0.81	$0.75	$1.47	$1.28

Weighted-average number of basic common shares and units	69,148,536	69,405,139	69,130,764	70,619,500
Weighted-average number of fully diluted common shares and units	69,440,922	69,704,705	69,463,449	70,943,153

To supplement the Company’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this press release includes certain non-GAAP financial measures as defined under Securities and Exchange Commission ("SEC") rules.

These measures are not in accordance with, or an alternative to, measures prepared in accordance with GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations determined in accordance with GAAP.

Funds from Operations (“FFO”) - FFO represents net income (computed in accordance with GAAP), excluding gains or losses from sales of properties, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships. The Company considers FFO a useful measure of performance for an equity REIT because it facilitates an understanding of the Company's operating performance without giving effect to real estate depreciation and amortization, which assume that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, the Company believes that FFO provides a meaningful indication of its performance. The Company also considers FFO an appropriate performance measure given its wide use by investors and analysts. The Company computes FFO in accordance with standards established by the Board of Governors of Nareit in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to that of other REITs. Further, FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments and uncertainties, nor is it indicative of funds available to fund the Company’s cash needs, including its ability to make distributions. The Company presents FFO per diluted share calculations that are based on the outstanding dilutive common shares plus the outstanding Operating Partnership units for the periods presented.

The Company also evaluates its performance by reviewing Adjusted FFO because it believes that adjusting FFO to exclude certain recurring and non-recurring items described below provides useful supplemental information regarding the Company's ongoing operating performance and that the presentation of Adjusted FFO, when combined with the primary GAAP presentation of net income (loss), more completely describes the Company's operating performance. The Company adjusts FFO for the following items, which may occur in any period, and refers to this measure as Adjusted FFO:

- Hotel acquisition and disposition costs: The Company excludes acquisition and disposition transaction costs expensed during the period because it believes that including these costs in FFO does not reflect the underlying financial performance of the Company and its hotels.
- Non-cash ground rent: The Company excludes the non-cash ground rent expense, which is primarily made up of the straight-line rent impact from a ground lease.
- Management/franchise contract transition costs: The Company excludes one-time management and/or franchise contract transition costs expensed during the period because it believes that including these costs in FFO does not reflect the underlying financial performance of the Company and its hotels.
- Interest expense adjustment for acquired liabilities: The Company excludes interest expense adjustment for acquired liabilities assumed in connection with acquisitions, because it believes that including these non-cash adjustments in FFO does not reflect the underlying financial performance of the Company.
- Capital lease adjustment: The Company excludes the effect of non-cash interest expense from capital leases because it believes that including these non-cash adjustments in FFO does not reflect the underlying financial performance of the Company.
- Non-cash amortization of acquired intangibles: The Company excludes the non-cash amortization of acquired intangibles, which includes but is not limited to the amortization of favorable and unfavorable leases and above/below market real estate tax reduction agreements because it believes that including these non-cash adjustments in FFO does not reflect the underlying financial performance of the Company.
- Estimated hurricane related repairs and cleanup costs: The Company excludes estimated hurricane related repairs and cleanup costs during the period because it believes that including these adjustments in FFO does not reflect the underlying financial performance of the Company and its hotels.
- Gain on insurance settlement: The Company excludes the gain on insurance settlement because the Company believes that including this adjustment in FFO does not reflect the underlying financial performance of the Company and its hotels.
- Business interruption proceeds: The Company includes business interruption proceeds because the Company believes that including these proceeds reflects the underlying financial performance of the Company and its hotels.
- Unrealized gain on investment: The Company excludes the unrealized gain on investment because the Company believes that including this adjustment in FFO does not reflect the underlying financial performance of the Company and its hotels.
- Other: The Company excludes the ineffective portion of the change in fair value of the hedging instruments during the period because it believes that including these non-cash adjustments in FFO does not reflect the underlying financial performance of the Company and its hotels.

The Company’s presentation of FFO in accordance with the Nareit White Paper, and as adjusted by the Company, should not be considered as an alternative to net income (computed in accordance with GAAP) as an indicator of the Company’s financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of its liquidity.

Pebblebrook Hotel Trust
Reconciliation of Net Income (Loss) to EBITDA, EBITDAre and Adjusted EBITDAre
($ in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Net income (loss)	$58,295	$43,670	$82,811	$57,759
Adjustments:
Interest expense	10,816	9,705	20,627	19,046
Income tax expense (benefit)	2,338	1,423	1,909	(1,412)
Depreciation and amortization	24,562	25,950	49,464	52,246
EBITDA	$96,011	$80,748	$154,811	$127,639
Gain on sale of hotel properties	—	(14,587)	—	(14,587)
Impairment loss	—	—	—	1,049
EBITDAre	$96,011	$66,161	$154,811	$114,101
Hotel acquisition and disposition costs	1,979	(18)	2,357	57
Non-cash ground rent	604	733	1,207	1,467
Management/franchise contract transition costs	(4)	—	48	85
Non-cash amortization of acquired intangibles	135	240	276	482
Estimated hurricane related repairs and cleanup costs	583	—	1,378	—
Gain on insurance settlement	(8,190)	—	(13,088)	—
Business interruption proceeds	1,888	—	5,269	—
Unrealized gain on investment	(20,179)	—	(20,179)	—
Other	—	64	—	—
Adjusted EBITDAre	$72,827	$67,180	$132,079	$116,192

To supplement the Company’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this press release includes certain non-GAAP financial measures as defined under Securities and Exchange Commission ("SEC") rules.

These measures are not in accordance with, or an alternative to, measures prepared in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations determined in accordance with GAAP.

Earnings before Interest, Taxes, and Depreciation and Amortization ("EBITDA") - The Company believes that EBITDA provides investors a useful financial measure to evaluate its operating performance, excluding the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization).

Earnings before Interest, Taxes, and Depreciation and Amortization for Real Estate ("EBITDAre") - The Company believes that EBITDAre provides investors a useful financial measure to evaluate its operating performance, and the Company presents EBITDAre in accordance with the National Association of Real Estate Investment Trusts ("Nareit") guidelines, as defined in its September 2017 white paper "Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate." EBITDAre adjusts EBITDA for the following items, which may occur in any period, and refers to these measures as Adjusted EBITDAre: (1) gains or losses of on the disposition of depreciated property, including gains or losses on change of control; (2) impairment write-downs of depreciated property and of investments in unconsolidated affiliates caused by a decrease in value of depreciated property in the affiliate; and (3) adjustments to reflect the entity's share of EBITDAre of unconsolidated affiliates.

The Company also evaluates its performance by reviewing Adjusted EBITDAre because it believes that adjusting EBITDAre to exclude certain recurring and non-recurring items described below provides useful supplemental information regarding the Company's ongoing operating performance and that the presentation of Adjusted EBITDAre, when combined with the primary GAAP presentation of net income (loss), more completely describes the Company's operating performance. The Company adjusts EBITDAre for the following items, which may occur in any period, and refers to these measures as Adjusted EBITDAre:

- Hotel acquisition and disposition costs: The Company excludes acquisition and disposition transaction costs expensed during the period because it believes that including these costs in EBITDAre does not reflect the underlying financial performance of the Company and its hotels.
- Non-cash ground rent: The Company excludes the non-cash ground rent expense, which is primarily made up of the straight-line rent impact from a ground lease.
- Management/franchise contract transition costs: The Company excludes one-time management and/or franchise contract transition costs expensed during the period because it believes that including these costs in EBITDAre does not reflect the underlying financial performance of the Company and its hotels.
- Non-cash amortization of acquired intangibles: The Company excludes the non-cash amortization of acquired intangibles, which includes but is not limited to the amortization of favorable and unfavorable leases and above/below market real estate tax reduction agreements because it believes that including these non-cash adjustments in EBITDAre does not reflect the underlying financial performance of the Company and its hotels.
- Estimated hurricane related repairs and cleanup costs: The Company excludes estimated hurricane related repairs and cleanup costs during the period because it believes that including these adjustments in EBITDAre does not reflect the underlying financial performance of the Company and its hotels.
- Gain on insurance settlement: The Company excludes the gain on insurance settlement because the Company believes that including this adjustment in EBITDAre does not reflect the underlying financial performance of the Company and its hotels.
- Business interruption proceeds: The Company includes business interruption proceeds because the Company believes that including these proceeds reflects the underlying financial performance of the Company and its hotels.
- Unrealized gain on investment: The Company excludes the unrealized gain on investment because the Company believes that including this adjustment in EBITDAre does not reflect the underlying financial performance of the Company and its hotels.
- Other: The Company excludes the ineffective portion of the change in fair value of the hedging instruments during the period because it believes that including these non-cash adjustments in EBITDAre does not reflect the underlying financial performance of the Company and its hotels.

The Company’s presentation of EBITDAre, and as adjusted by the Company, should not be considered as an alternative to net income (computed in accordance with GAAP) as an indicator of the Company’s financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of its liquidity.

Pebblebrook Hotel Trust
Reconciliation of Outlook of Net Income (Loss) to FFO and Adjusted FFO
($ in millions, except per share data)
(Unaudited)

	Three months ending September 30, 2018		Year ending December 31, 2018
	Low	High	Low	High

Net income (loss)	$24	$27	$112	$119
Adjustments:
Depreciation and amortization	25	25	101	101
FFO	$49	$52	$213	$220
Distribution to preferred shareholders	(4)	(4)	(16)	(16)
FFO available to common share and unit holders	$45	$48	$197	$204
Non-cash ground rent	1	1	2	2
Gain on insurance settlement	—	—	(13)	(13)
Business interruption proceeds	—	—	5	5
Unrealized gain on investment	—	—	(20)	(20)
Other	0	0	7	7
Adjusted FFO available to common share and unit holders	$47	$50	$178	$185

FFO per common share - diluted	$0.65	$0.70	$2.83	$2.94
Adjusted FFO per common share - diluted	$0.67	$0.72	$2.56	$2.66

Weighted-average number of fully diluted common shares and units	69.4	69.4	69.4	69.4

To supplement the Company’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this press release includes certain non-GAAP financial measures as defined under Securities and Exchange Commission ("SEC") rules.

These measures are not in accordance with, or an alternative to, measures prepared in accordance with GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations determined in accordance with GAAP.

Funds from Operations (“FFO”) - FFO represents net income (computed in accordance with GAAP), excluding gains or losses from sales of properties, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships. The Company considers FFO a useful measure of performance for an equity REIT because it facilitates an understanding of the Company's operating performance without giving effect to real estate depreciation and amortization, which assume that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, the Company believes that FFO provides a meaningful indication of its performance. The Company also considers FFO an appropriate performance measure given its wide use by investors and analysts. The Company computes FFO in accordance with standards established by the Board of Governors of Nareit in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to that of other REITs. Further, FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments and uncertainties, nor is it indicative of funds available to fund the Company’s cash needs, including its ability to make distributions. The Company presents FFO per diluted share calculations that are based on the outstanding dilutive common shares plus the outstanding Operating Partnership units for the periods presented.

The Company also evaluates its performance by reviewing Adjusted FFO because it believes that adjusting FFO to exclude certain recurring and non-recurring items described below provides useful supplemental information regarding the Company's ongoing operating performance and that the presentation of Adjusted FFO, when combined with the primary GAAP presentation of net income (loss), more completely describes the Company's operating performance. The Company adjusts FFO for the following items, which may occur in any period, and refers to this measure as Adjusted FFO:

- Non-cash ground rent: The Company excludes the non-cash ground rent expense, which is primarily made up of the straight-line rent impact from a ground lease.
- Gain on insurance settlement: The Company excludes the gain on insurance settlement because the Company believes that including this adjustment in FFO does not reflect the underlying financial performance of the Company and its hotels.
- Business interruption proceeds: The Company includes business interruption proceeds because the Company believes that including these proceeds reflects the underlying financial performance of the Company and its hotels.
- Unrealized gain on investment: The Company excludes the unrealized gain on investment because the Company believes that including this adjustment in FFO does not reflect the underlying financial performance of the Company and its hotels.
- Other: The Company excludes other expenses, which include hotel acquisition and disposition costs, management/franchise contract transition costs, interest expense adjustment for acquired liabilities, capital lease adjustment, non-cash amortization of acquired intangibles and estimated hurricane related repairs and cleanup costs because the Company believes that including these non-cash adjustments in FFO does not reflect the underlying financial performance of the Company and its hotels.

The Company’s presentation of FFO in accordance with the Nareit White Paper, and as adjusted by the Company, should not be considered as an alternative to net income (computed in accordance with GAAP) as an indicator of the Company’s financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of its liquidity.

Any differences are a result of rounding.

Pebblebrook Hotel Trust
Reconciliation of Outlook of Net Income (Loss) to EBITDAre and Adjusted EBITDAre
($ in millions)
(Unaudited)

	Three months ending September 30, 2018		Year ending December 31, 2018
	Low	High	Low	High

Net income (loss)	$24	$27	$112	$119
Adjustments:
Interest expense and income tax expense	14	14	49	49
Depreciation and amortization	25	25	101	101
EBITDAre	$63	$66	$262	$269
Non-cash ground rent	1	1	2	2
Gain on insurance settlement	—	—	(13)	(13)
Business interruption proceeds	—	—	5	5
Unrealized gain on investment	—	—	(20)	(20)
Other	1	1	6	6
Adjusted EBITDAre	$65	$68	$242	$249

To supplement the Company’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this press release includes certain non-GAAP financial measures as defined under Securities and Exchange Commission ("SEC") rules.

These measures are not in accordance with, or an alternative to, measures prepared in accordance with GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations determined in accordance with GAAP.

Earnings before Interest, Taxes, and Depreciation and Amortization ("EBITDA") - The Company believes that EBITDA provides investors a useful financial measure to evaluate its operating performance, excluding the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization).

Earnings before Interest, Taxes, and Depreciation and Amortization for Real Estate ("EBITDAre") - The Company believes that EBITDAre provides investors a useful financial measure to evaluate its operating performance, and the Company presents EBITDAre in accordance with the National Association of Real Estate Investment Trusts ("NAREIT") guidelines, as defined in its September 2017 white paper "Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate." EBITDAre adjusts EBITDA for the following items, which may occur in any period, and refers to these measures as Adjusted EBITDAre: (1) gains or losses of on the disposition of depreciated property, including gains or losses on change of control; (2) impairment write-downs of depreciated property and of investments in unconsolidated affiliates caused by a decrease in value of depreciated property in the affiliate; and (3) adjustments to reflect the entity's share of EBITDAre of unconsolidated affiliates.

The Company also evaluates its performance by reviewing Adjusted EBITDAre because it believes that adjusting EBITDAre to exclude certain recurring and non-recurring items described below provides useful supplemental information regarding the Company's ongoing operating performance and that the presentation of Adjusted EBITDAre, when combined with the primary GAAP presentation of net income (loss), more completely describes the Company's operating performance. The Company adjusts EBITDAre for the following items, which may occur in any period, and refers to these measures as Adjusted EBITDAre:

- Non-cash ground rent: The Company excludes the non-cash ground rent expense, which is primarily made up of the straight-line rent impact from a ground lease.
- Gain on insurance settlement: The Company excludes the gain on insurance settlement because the Company believes that including this adjustment in EBITDAre does not reflect the underlying financial performance of the Company and its hotels.
- Business interruption proceeds: The Company includes business interruption proceeds because the Company believes that including these proceeds reflects the underlying financial performance of the Company and its hotels.
- Unrealized gain on investment: The Company excludes the unrealized gain on investment because the Company believes that including this adjustment in EBITDAre does not reflect the underlying financial performance of the Company and its hotels.
- Other: The Company excludes other expenses, which include hotel acquisition and disposition costs, management/franchise contract transition costs, non-cash amortization of acquired intangibles and estimated hurricane related repairs and cleanup costs because the Company believes that including these non-cash adjustments in EBITDAre does not reflect the underlying financial performance of the Company and its hotels.

The Company’s presentation of EBITDAre, and as adjusted by the Company, should not be considered as an alternative to net income (computed in accordance with GAAP) as an indicator of the Company’s financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of its liquidity.

Any differences are a result of rounding.

Pebblebrook Hotel Trust
Same-Property Statistical Data
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Same-Property Occupancy	87.8%	86.9%	83.9%	83.7%
Increase/(Decrease)	1.1%		0.2%
Same-Property ADR	$254.81	$251.08	$249.90	$247.13
Increase/(Decrease)	1.5%		1.1%
Same-Property RevPAR	$223.81	$218.19	$209.57	$206.93
Increase/(Decrease)	2.6%		1.3%

Notes:
This schedule of hotel results for the three months ended June 30 includes information from all of the hotels the Company owned as of June 30, 2018. This schedule of hotel results for the six months ended June 30 includes information from all of the hotels the Company owned as of June 30, 2018.

These hotel results for the respective periods may include information reflecting operational performance prior to the Company's ownership of the hotels. Any differences are a result of rounding.

The information above has not been audited and is presented only for comparison purposes.

Pebblebrook Hotel Trust
Same Property Statistical Data - by Market
(Unaudited)

	Three months ended June 30,	Six months ended June 30,
	2018	2018
RevPAR variance to prior-year period:
San Francisco	15.5%	6.8%
Seattle	4.6%	1.0%
Other	2.4%	2.9%
Los Angeles	(2.6%)	(0.6%)
Boston	(3.0%)	2.0%
Portland	(3.3%)	(4.0%)
San Diego	(4.5%)	(7.0%)

West Coast	3.6%	0.7%
East Coast	(0.2%)	1.7%

Notes:
This schedule of hotel results for the three months ended June 30 includes information from all of the hotels the Company owned as of June 30, 2018. This schedule of hotel results for the six months ended June 30 includes information from all of the hotels the Company owned as of June 30, 2018.

"Other" includes Atlanta (Buckhead), GA; Coral Gables, FL; Minneapolis, MN; Naples, FL; Nashville, TN; Philadelphia, PA and Washington, DC.

These hotel results for the respective periods may include information reflecting operational performance prior to the Company's ownership of the hotels. Any differences are a result of rounding.

The information above has not been audited and is presented only for comparison purposes.

Pebblebrook Hotel Trust
Hotel Operational Data
Schedule of Same-Property Results
($ in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Same-Property Revenues:
Room	$142,018	$138,389	$264,489	$260,809
Food and beverage	49,210	48,372	93,778	91,987
Other	15,248	13,341	29,246	24,893
Total hotel revenues	206,476	200,102	387,513	377,689

Same-Property Expenses:
Room	$33,157	$33,213	$64,865	$64,535
Food and beverage	32,328	32,183	62,924	61,458
Other direct	3,073	3,239	5,920	6,171
General and administrative	15,830	14,781	30,500	29,155
Information and telecommunication systems	2,748	2,742	5,699	5,482
Sales and marketing	15,950	15,383	31,388	30,154
Management fees	6,091	5,975	11,395	11,198
Property operations and maintenance	5,567	5,517	11,059	11,013
Energy and utilities	4,125	3,992	8,244	7,974
Property taxes	7,693	6,623	15,334	14,788
Other fixed expenses	5,112	4,904	9,781	9,712
Total hotel expenses	131,674	128,552	257,109	251,640

Same-Property EBITDA	$74,802	$71,550	$130,404	$126,049

Same-Property EBITDA Margin	36.2%	35.8%	33.7%	33.4%

Notes:
This schedule of hotel results for the three months ended June 30 includes information from all of the hotels the Company owned as of June 30, 2018. This schedule of hotel results for the six months ended June 30 includes information from all of the hotels the Company owned as of June 30, 2018.

These hotel results for the respective periods may include information reflecting operational performance prior to the Company's ownership of the hotels. Any differences are a result of rounding.

The information above has not been audited and is presented only for comparison purposes.

Pebblebrook Hotel Trust
Same-Property Inclusion Reference Table

Hotels	Q1	Q2	Q3	Q4

Sir Francis Drake	X	X	X	X
InterContinental Buckhead Atlanta	X	X	X	X
Hotel Monaco Washington DC	X	X	X	X
The Grand Hotel Minneapolis	X	X	X	X
Skamania Lodge	X	X	X	X
Le Méridien Delfina Santa Monica	X	X	X	X
Sofitel Philadelphia	X	X	X	X
Argonaut Hotel	X	X	X	X
The Westin San Diego Gaslamp Quarter	X	X	X	X
Hotel Monaco Seattle	X	X	X	X
Mondrian Los Angeles	X	X	X	X
W Boston	X	X	X	X
Hotel Zetta San Francisco	X	X	X	X
Hotel Vintage Seattle	X	X	X	X
Hotel Vintage Portland	X	X	X	X
W Los Angeles - West Beverly Hills	X	X	X	X
Hotel Zelos San Francisco	X	X	X	X
Embassy Suites San Diego Bay - Downtown	X	X	X	X
Hotel Modera	X	X	X	X
Hotel Zephyr Fisherman's Wharf	X	X	X	X
Hotel Zeppelin San Francisco	X	X	X	X
The Nines, a Luxury Collection Hotel, Portland	X	X	X	X
Hotel Colonnade Coral Gables, a Tribute Portfolio Hotel	X	X	X	X
Hotel Palomar Los Angeles Beverly Hills	X	X	X	X
Union Station Hotel Nashville, Autograph Collection	X	X	X	X
Revere Hotel Boston Common	X	X	X	X
LaPlaya Beach Resort & Club	X	X
Hotel Zoe Fisherman's Wharf	X	X	X	X

Notes:
A property marked with an "X" in a specific quarter denotes that the same-property operating results of that property are included in the Same-Property Statistical Data and in the Schedule of Same-Property Results.

The Company’s second quarter Same-Property RevPAR, RevPAR Growth, Total RevPAR, Total RevPAR Growth, ADR, Occupancy, Revenues, Expenses, EBITDA and EBITDA Margin include all of the hotels the Company owned as of June 30, 2018. Operating statistics and financial results may include periods prior to the Company’s ownership of the hotels.

The Company's estimates and assumptions for Same Property RevPAR, RevPAR Growth, ADR, Occupancy, Revenues, Expenses, EBITDA and EBITDA Margin for the Company's 2018 outlook include all of the hotels the Company owned as of June 30, 2018, except for LaPlaya Beach Resort & Club for Q3 and Q4 in both 2018 and 2017 because it was closed during a portion of the third and fourth quarters of 2017 due to the impact from Hurricane Irma. The operating statistics and financial results in this press release may include periods prior to the Company's ownership of the hotels.

Pebblebrook Hotel Trust
Historical Operating Data
($ in millions except ADR and RevPAR data)
(Unaudited)

Historical Operating Data:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	2017	2017	2017	2017	2017

Occupancy	81%	87%	88%	79%	84%
ADR	$243	$251	$256	$236	$247
RevPAR	$196	$218	$226	$186	$206

Hotel Revenues	$177.6	$200.1	$201.9	$179.7	$759.2
Hotel EBITDA	$54.5	$71.6	$74.6	$53.6	$254.2
Hotel EBITDA Margin	30.7%	35.8%	36.9%	29.8%	33.5%

	First Quarter	Second Quarter
	2018	2018

Occupancy	80%	88%
ADR	$244	$255
RevPAR	$195	$224

Hotel Revenues	$181.0	$206.5
Hotel EBITDA	$55.6	$74.8
Hotel EBITDA Margin	30.7%	36.2%

Notes:

These historical hotel operating results include information for all of the hotels the Company owned as of June 30, 2018. These historical operating results include periods prior to the Company's ownership of the hotels. The information above does not reflect the Company's corporate general and administrative expense, interest expense, property acquisition costs, depreciation and amortization, taxes and other expenses. Any differences are a result of rounding.

The information above has not been audited and is presented only for comparison purposes.